UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            SCHEDULE 13G
            Under the Securities and Exchange Act of 1934
                         (Amendment No. )

                           Bexil Corp.
------------------------------------------------------------------
                         (Name of Issuer)

                            Common Stock
------------------------------------------------------------------
                  (Title of Class of Securities)

                             088577101
------------------------------------------------------------------
                          (CUSIP Number)

                         December 31, 2013
------------------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]     Rule 13d-1 (b)
          [X]     Rule 13d-1 (c)
          [ ]     Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP NO. 088577101   13G


1     Name of Reporting Person / IRS Identification Number:
      Advisory Research Microcap Value Fund / 36-4440337

------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      			                                  (b)  [ ]

------------------------------------------------------------------
3     SEC Use Only

------------------------------------------------------------------
4     Citizenship or Place of Organization
      Delaware

------------------------------------------------------------------



   Number of
                   5     Sole Voting Power
    Shares               0 Shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              62,400 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             0 Shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                62,400 Shares
------------------------------------------------------------------
9 Aggregate Amount Beneficially Owned by Each Reporting Person 62,400 Shares (See Exhibit A)

------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]

------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)
      6.2%

------------------------------------------------------------------
12    Type of Reporting Person
      PN

------------------------------------------------------------------



Item 1     (a)  Name of Issuer: Bexil Corp.
Item 1     (b)  Name of Issuer's Principal Executive Offices:
                11 Hanover Square, 12th Floor
		New York, NY 10005

Item 2     (a)  Person Filing: Advisory Research Microcap Value Fund LP
Item 2     (b)  Address: 180 North Stetson St., Suite 5500
                         Chicago, IL  60601

Item 2     (c)  Citizenship: Advisory Research Microcap Value Fund LP
                             is an Illinois Limited Partnership

Item 2     (d)  Title of Class of Securities: Common Stock
Item 2     (e)  CUSIP Number: 088577101

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

		Not applicable.

Item 4     Ownership

           (a)  Amount Beneficially Owned:
                Advisory Research, Inc.    62,400 Shares

           (b)  Percent of Class           6.2%

           (c)  Number of shares as to which reporting person has:
                (i)    Sole Voting Power        0 	    Shares
                (ii)   Shared Voting Power      62,400      Shares
                (iii)  Sole Dispositive Power   0 	    Shares
                (iv)   Shared Dispositive Power 62,400      Shares

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
	   Person: The clients referenced in Exhibit A have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. No client's interest is known to exceed 5% of the class of securities.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company: Not Applicable


Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

			SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			02/10/2014
			----------------------------------
			Date

			ADVISORY RESEARCH MICROCAP VALUE FUND LP
			By: Advisory Research, Inc. its General
			    Partner

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			President, CEO
			----------------------------------
			Name/Title